Correspondence

THE ONCOLOGY INSTITUTE, INC.

18000 Studebaker Road, Suite 800

Cerritos, CA 90703

May 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana

Re:	The Oncology Institute, Inc.
Registration Statement on Form S-3, filed May 8, 2025
File No. 333-287138

Dear Mr. Grana:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, The Oncology Institute, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-287138) (the “Registration Statement”). The Company respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 16, 2025 or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brent T. Epstein at (213) 891-8185.

Very truly yours,

THE ONCOLOGY INSTITUTE, INC.

/s/ Robert Carter
Robert Carter
Chief Financial Officer

cc:	Daniel Virnich, The Oncology Institute, Inc. Steven B. Stokdyk, Latham & Watkins LLP Brent T. Epstein, Latham & Watkins LLP